

November 17, 2014

Via E-mail
Stephen M. Merkel, Esq.
General Counsel
BGC Partners, Inc.
499 Park Avenue
New York, New York 10022

>   **Re: GFI Group Inc.**
>   **Amendment No. 1 to Schedule TO-T filed by BGC Partners, L.P. and**
>   **BGC Partners, Inc.**
>   **Filed November 12, 2014**
>   **File No. 005-80318**

Dear Mr. Merkel:

We have reviewed your filing and have the following comments.

General

1. Please disclose how you intend to vote your shares on the CME transaction, if you buy shares in the tender offer and that transaction is brought to a vote. Please also disclose that following a successful tender offer, you could sell your controlling stake in the company to another party, possibly at a premium to the offer price. Finally, disclosure should be clarified that tendering shares into the offer is not a means to "send a strong message to the Board," but is rather an agreement to sell shares to you for the offer price, subject to your disclosed conditions.

2. Please disclose the substance of the October 30 and November 6 negotiations.

3. We note your responses to prior comments 2 and 7. Please further clarify your analysis with respect to Rule 13e-3(g)(1). While we understand from your filings that you do not view yourself as an affiliate subject to Rule 13e-3 with respect to the current tender offer, it appears that, in any event, you would not become an affiliate of the company as a result of the tender offer, as required for reliance on Rule 13e-3(g)(1), but rather as a result of actions taken by the board of directors of the company prior to the consummation of the tender offer, namely the appointing of your nominees to constitute two-thirds of the board of directors. Please provide your analysis on this point. In any event, more specificity as to your intentions with respect to, and the form and effect of, the subsequent transaction would be required in order to satisfy Rule 13e-3(g)(1).

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       David K. Lam, Esq.
       Wachtell, Lipton, Rosen & Katz